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Form 4

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

        Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of
           1935 or Section 30(h) of the Investment Company Act of 1940

|X| Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

================================================================================
1. Name and Address of Reporting Person.*

   John Hancock Financial Services, Inc. (1)
--------------------------------------------------------------------------------
   (Last)               (First)                 (Middle)

   P. O. Box 111
--------------------------------------------------------------------------------
                       (Street)

   Boston, MA 02117
--------------------------------------------------------------------------------
   (City)               (State)                 (Zip)


================================================================================
2. Issuer Name and Ticker or Trading Symbol

   Nexell Therapeutics, Inc. ("NEXL")
================================================================================
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

   04-348-3032
================================================================================
4. Statement for Month/Day/Year

   October 23, 2002
================================================================================
5. If Amendment, Date of Original (Month/Day/Year)


================================================================================
6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   |_|   Director                             |X|   10% Owner
   |_|   Officer (give title below)           |_|   Other (specify below)

================================================================================
7. Individual or Joint/Group Filing (Check Applicable Line)

   |_|   Form filed by One Reporting Person
   |X|   Form filed by More than One Reporting Person

================================================================================

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                            5.
                                                                                            Amount of       6.
                                                             4.                             Securities      Owner-
                                     2A.                     Securities Acquired (A)        Beneficially    ship
                                     Deemed     3.           or Disposed of (D)             Owned           Form:      7.
                                     Execution  Transaction  (Instr. 3, 4 and 5)            Following       Direct     Nature of
                   2.                Date, if   Code         ----------------------------   Reported        (D) or     Indirect
1.                 Transaction       any        (Instr. 8)                   (A)            Transaction(s)  Indirect   Beneficial
Title of Security  Date              (Month/    ------------     Amount      or     Price   (Instr. 3       (I)        Ownership
(Instr. 3)         (Month/Day/Year)  Day/Year)   Code     V                  (D)            and 4)          (Instr. 4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
4(b)(v).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                 (Over)
                                                                 SEC 1474 (9-02)

 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.
                                                                                                          Number
                                                                                                          of        10.
         2.                                                                                               Deriv-    Owner-
         Con-                                                                                             ative     ship
         ver-                             5.                                 7.                           Secur-    Form of  11.
         sion                             Number of                          Title and Amount             ities     Deriv-   Nature
         or              3A.              Derivative     6.                  of Underlying      8.        Bene-     ative    of
         Exer-           Deemed  4.       Securities     Date                Securities         Price     ficially  Secu-    In-
1.       cise   3.       Exe-    Trans-   Acquired (A)   Exercisable and     (Instr. 3 and 4)   of        Owned     rity;    direct
Title of Price  Trans-   cution  action   or Disposed    Expiration Date     ----------------   Deriv-    Following Direct   Bene-
Deriv-   of     action   Date,   Code     of (D)         (Month/Day/Year)            Amount     ative     Reported  (D) or   ficial
ative    Deriv- Date     if any  (Instr.  (Instr. 3,     -----------------           or         Secur-    Trans-    Indirect Owner-
Security ative  (Month/  (Month/ 8)       4 and 5)       Date      Expira-           Number     ity       action(s) (I)      ship
(Instr.  Secur- Day/     Day/    -------  ------------   Exer-     tion              of         (Instr.   (Instr.   (Instr.  (Instr.
3)       ity    Year)    Year)   Code V   (A) (D)        cisable   Date      Title   Shares     5)        4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Series B        10/23/02         S            30,000     11/24/99            Common  2,935,995  $1,153.32  -0-      I        (2)
Cumula-                                                                      Stock
tive
Convert-
ible
Pre-
ferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B        10/23/02         S            2,000      11/24/99            Common  195,733    $1,153.32  -0-      I        (3)
Cumula-                                                                      Stock
tive
Convert-
ible
Pre-
ferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Series B        10/23/02         S            1,000      11/24/99            Common  97,867     $1,153.32  -0-      I        (4)
Cumula-                                                                      Stock
tive
Convert-
ible
Pre-
ferred
Stock
------------------------------------------------------------------------------------------------------------------------------------
Class B         10/23/02         J(5)         357,142.75 11/24/99  12/16/04  Common  385,088(6) (5)        -0-      I        (2)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------
Class B         10/23/02         J(5)         23,809.5   11/24/99  12/16/04  Common  25,673(6)  (5)        -0-      I        (3)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------
Class B         10/23/02         J(5)         11,904.75  11/24/99  12/16/04  Common  12,836(6)  (5)        -0-      I        (4)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------
Class A         10/23/02         J(5)         714,285.5  11/24/04  12/16/04  Common  770,176(6) (5)        -0-      I        (2)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------
Class A         10/23/02         J(5)         47,619     11/24/04  12/16/04  Common  51,346(6)  (5)        -0-      I        (3)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------
Class A         10/23/02         J(5)         23,809.5   11/24/04  12/16/04  Common  25,672(6)  (5)        -0-      I        (4)
Warrant                                                                      Stock
to
Purchase
------------------------------------------------------------------------------------------------------------------------------------

Explanation of Responses:

(1) The Reporting Persons are as follows: John Hancock Financial Services, Inc. ("JHFS"), JHFS's direct wholly-owned subsidiary John Hancock Life Insurance Company ("JHLICO"), JHLICO's direct wholly-owned subsidiary, John Hancock Variable Life Insurance Company ("JHVLICO") and JHVLICO's direct wholly-owned subsidiary, Investors Partner Life Insurance Company ("Partner"). See attached Joint Filer Information.

(2) JHLICO is a direct, wholly-owned subsidiary of JHFS. JHFS may be deemed the indirect beneficial owner of securities beneficially owned by JHLICO.

(3) Directly owned by JHVLICO. These securities may be deemed beneficially owned indirectly by JHFS and JHLICO.

(4) Directly owned by Partner. These securities may be deemed beneficially owned indirectly by JHFS, JHLICO and JHVLICO.

(5) The Class A Warrants and Class B Warrants were sold with the Convertible Preferred Stock. All of the consideration for the warrants and the Convertible Preferred Stock was attributed to the Convertible Preferred Stock.

(6) These figures are based on the Issuer's 10-K dated December 31, 2001, which reports a slight anti-dilution adjustment.

           /s/ James E. Collins                           October 25, 2002
-----------------------------------------------     ----------------------------
**  James E. Collins                                            Date
    Vice President and Corporate Secretary

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                             Joint Filer Information

Issuer Name and Trading Symbol:    Nexell Therapeutics, Inc.  ("NEXL")

Statement for:                     October 23, 2002

Designated Reporter:               John Hancock Financial Services, Inc.

1. Name and address of Reporting Person:             Name and address of Reporting Person:

   John Hancock Life Insurance Company               Investors Partner Life Insurance Company
   200 Clarendon Street                              200 Clarendon Street
   Boston, MA 02117                                  Boston, MA 02117

   IRS Number:  04-1414660                           IRS Number:  13-3072894

   By:    Stephen J. Blewitt                         By:     /s/ Stephen J. Blewitt
       -------------------------                           ---------------------------
       Stephen J. Blewitt                                  Stephen J. Blewitt
       Authorized Signatory                                Authorized Signatory


3. Name and address of Reporting Person:

   John Hancock Variable Life Insurance Company
   200 Clarendon Street
   Boston, MA 02117

   IRS Number:  04-2664016

   By:   /s/ Stephen J. Blewitt
       -------------------------
       Stephen J. Blewitt
       Authorized Signatory